United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                   to

Commission file number 0-31313

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Broadwind Energy, Inc. Employees’ 401(k) Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Broadwind Energy, Inc.

3240 South Central Ave.

Cicero, IL 60804

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM	T 312.856.0200
F 312.565.4719
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Plan Administrator

Broadwind Energy, Inc.

Employees’ 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Broadwind Energy, Inc. Employees’ 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 27, 2013

Broadwind Energy, Inc.

Employees’ 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2012	2011
Assets
Cash	$30,386	$40,512
Investments, at fair value	11,488,318	10,210,436
Receivables
Company contributions	160,905	197,505
Notes receivable from participants	373,952	342,037
Total receivables	534,857	539,542
Net assets available for benefits at fair value	12,053,561	10,790,490
Adjustment from fair value to contract value for fully benefit-responsive investment contracts in a collective trust fund	(66,370)	(58,402)
NET ASSETS AVAILABLE FOR BENEFITS	$11,987,191	$10,732,088

The accompanying notes are an integral part of these statements.

Broadwind Energy, Inc.

Employees’ 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2012

Additions to net assets attributed to
Investment income
Net appreciation in value of investments	$540,273
Interest and dividends	258,188
Net investment gain	798,461
Interest income on notes receivable from participant	10,049
Contributions
Company	686,989
Participants	1,274,026
Rollover	5,837
Total contributions	1,966,852
Total additions	2,775,362
Deductions from net assets attributed to
Benefits paid to participants	1,500,090
Administrative expenses	15,185
Other	4,984
Total deductions	1,520,259
NET INCREASE	1,255,103
Net assets available for benefits
Beginning of year	10,732,088
End of year	$11,987,191

The accompanying notes are an integral part of this statement.

Broadwind Energy, Inc.

Employees’ 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A - DESCRIPTION OF PLAN

The following description of the Broadwind Energy, Inc. Employees’ 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Broadwind Energy, Inc. and subsidiaries (together, the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  In order to be eligible to participate in the Plan, employees must be 18 years of age or older and must have completed one month of service, except union employees who must have completed three months of service.

Contributions

Eligible employees can contribute an amount up to 100% of compensation, as defined by the Plan, subject to certain limitations under the IRC.  The Company provided a matching contribution to all non-union and Pennsylvania union employees equal to 100% of the first 3% of deferred earnings contributed by each participant, plus 50% of deferred earnings that exceed 3% of compensation, but that do not exceed 5% of compensation.  The Company provided a matching contribution to Illinois union employees equal to 50% of the first 4% of deferred earnings contributed by each participant.  Discretionary contributions are allowed by the Plan, but the Company did not make any discretionary contributions in 2012 or 2011.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related Company matching and discretionary contributions, as well as the participant’s share of the Plan’s administrative expenses.  Allocation of administrative mutual fund expenses is based on the proportion of each participant’s account balance to the total of all participant account balances.

Vesting

Participants are fully vested in their contributions and the Company matching contributions and discretionary contributions upon participation in the Plan.

Payment of Benefits

Participants or their beneficiaries may receive lump sum distributions of their account balances upon the earlier of reaching age 59½, death, or termination of service, subject to the terms of the Plan. Further, the Plan administrator may permit a participant who experiences a qualified financial hardship to receive a lump sum distribution of all or a portion of the participant’s eligible account balance.

Broadwind Energy, Inc.

Employees’ 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

Forfeited Accounts

At December 31, 2012 and 2011, forfeited accounts totaled approximately $82,000 and $56,000, respectively.  These accounts are used to offset future Company contributions.  There were no forfeitures used during 2012 or 2011.

Notes Receivable from Participants

The Plan permits a participant to borrow up to the lesser of $50,000 or 50% of his or her vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the month end when the loan is issued.  Loan terms may not exceed five years unless the loan is used to acquire a primary residence, in which case longer terms are granted.  Principal and interest are paid ratably through payroll deductions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan’s management to make estimates and assumptions that affect the amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Adoption of New Accounting Guidance

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance clarifying how to measure and disclose fair value.  This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance.  In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures will not be required for non-public entities.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  The adoption of this guidance did not have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note D for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Broadwind Energy, Inc.

Employees’ 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract-value basis.  See notes C and D for discussion of this investment.

Risks and Uncertainties

The Plan provides for various investment options.  Such investments are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Payment of benefits is recorded when paid.

Administrative Expenses

Administrative fees paid to the Plan’s trustee are charged against Plan assets.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based on the terms of the Plan document.

Broadwind Energy, Inc.

Employees’ 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE C - INVESTMENTS

The fair values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011, are as follows:

	2012	2011
Federated Total Return Bond Fund A	$1,453,325	$1,222,559
American Growth Fund of America	N/A	654,987
American Euro Pacific Growth Fund	1,224,687	1,064,733
American Century Government Bond Fund	1,335,910	1,130,523
Eaton Vance Large Cap Value Fund	N/A	774,582
Sentinel Common Stock Fund	773,193	783,040
Wells Fargo Adv Premier Large Company Growth Class A	683,264	N/A
Blackrock Equity Dividend Fund Class A	857,236	N/A
Invesco Stable Value Trust*	2,029,990	1,988,775

*Represents fair value.  Contract value of this investment as of December 31, 2012 and 2011, is $1,963,620 and $1,930,373, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the year ended December 31, 2012:

Mutual funds	$792,814
Common stock	(252,541)
Total appreciation of investments	$540,273

NOTE D - FAIR VALUE MEASUREMENTS

The FASB established a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology, including the following:

•                  Quoted prices for similar assets or liabilities in active markets.

•                  Quoted prices for identical or similar assets or liabilities in inactive markets.

Broadwind Energy, Inc.

Employees’ 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

•                  Inputs other than quoted prices that are observable for the asset or liability.

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock - Traded on a national securities exchange and valued at the last reported sales price on the last business day of the Plan year.

Mutual funds - Valued at the quoted net asset value (NAV) of units held by the Plan on the last business day of the Plan year.

Stable value fund/collective trust fund - The fair value of the participation units owned in the collective trust funds is based on the NAV of the collective trust funds on the last business day of the Plan year. The NAV of the collective trust funds is based on the fair value of the underlying investments held by the funds. Participant transactions (issuances and redemptions) may occur daily. There were no unfunded commitments and no redemption limitation or notice periods, but the investment advisor reserves the right to temporarily delay withdrawals from collective trust funds in order to ensure that the securities liquidations will be carried out in an orderly business manner.  The trust seeks to preserve principal, maintain high-quality liquidity and earn an appropriate market return.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Broadwind Energy, Inc.

Employees’ 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2012
	Level 1	Level 2	Level 3	Total
Common stock	$399,035	$—	$—	$399,035
Mutual funds
Equity/stock funds	5,719,238	—	—	5,719,238
Fixed income/bond funds	2,920,488	—	—	2,920,488
Other	419,567	—	—	419,567
Stable value fund	—	2,029,990	—	2,029,990
Total	$9,458,328	$2,029,990	$—	$11,488,318

	2011
	Level 1	Level 2	Level 3	Total
Common stock	$194,090	$—	$—	$194,090
Mutual funds
Equity/stock funds	5,173,945	—	—	5,173,945
Fixed income/bond funds	2,449,712	—	—	2,449,712
Other	403,914	—	—	403,914
Stable value fund	—	1,988,775	—	1,988,775
Total	$8,221,661	$1,988,775	$—	$10,210,436

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F - TAX STATUS

The Plan is a Merrill Lynch Special/Flexible Nonstandardized Prototype Defined Contribution Plan (Prototype Plan) sponsored by Merrill Lynch, Pierce, Fenner & Smith Incorporated and adopted by the Company.  The Prototype Plan obtained its latest opinion letter on March 31, 2008, in which the Internal Revenue Service (IRS) stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC.  A seperate determination letter has not been requested from the IRS with respect to the Plan.  The Plan has been amended since receiving the opinion letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of the financial statement dates.

Broadwind Energy, Inc.

Employees’ 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.  The Plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

NOTE G - RELATED PARTIES AND PARTIES-IN-INTEREST

The Company’s common stock is a Plan investment option and certain Company matching contributions were in the form of Company common stock.  The Plan also allows participants to take out loans, which are considered party-in-interest transactions.  In addition, certain Plan investments held during the years ended December 31, 2012 and 2011, are managed by the trustee, or an affiliate thereof, and therefore, these transactions qualify as party-in-interest transactions. These investment options and transactions are not considered prohibited transactions by statutory exemptions under ERISA regulations.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets for benefits per the financial statements at December 31, 2012 to the Form 5500:

Net assets available for benefits per the financial statements	$11,987,191
Add: Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	66,370

Net assets available for benefits per the Form 5500	$12,053,561

The following is a reconciliation of net increase per the financial statements to the total income per the Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements	$1,255,103
Add: Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	66,370

Total income per the Form 5500	$1,321,473

Broadwind Energy, Inc.

Employees’ 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE I - SUBSEQUENT EVENTS

Subsequent events of the Plan are evaluated as of and through the date the financial statements are filed with the Securities and Exchange Commission.

The Company announced on February 13, 2013, that its Board of Directors had adopted a Stockholder Rights Plan (the Rights Plan) designed to preserve the Company’s substantial tax assets associated with net operating loss carryforwards under IRC Section 382. The Rights Plan is intended to act as a deterrent to any person or group, together with its affiliates and associates, being or becoming the beneficial owner of 4.9% or more of the Company’s common stock. In connection with the adoption of the Rights Plan, the Board of Directors declared a non-taxable dividend of one preferred share purchase right (a Right) for each outstanding share of the Company’s common stock to the Company’s stockholders of record as of the close of business on February 22, 2013. Each Right entitles its holder to purchase from the Company one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock at an exercise price of $14.00 per Right, subject to adjustment. As a result of the Rights Plan, any person or group that acquires beneficial ownership of 4.9% or more of the Company’s common stock without the Board of Directors approval would be subject to significant dilution in the ownership interest of that person or group. Stockholders who owned 4.9% or more of the outstanding shares of the Company’s common stock as of February 12, 2013, will not trigger the Rights unless they acquire additional shares. The Rights Plan was subsequently approved by the Company’s stockholders at the Company’s 2013 Annual Meeting of Stockholders.

SUPPLEMENTAL SCHEDULE

Broadwind Energy, Inc.

Employees’ 401(k) Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

			(e)
	(b) Identity of issuer/	(d)	Current
(a)	(c) description of investment	Cost**	value

*	Broadwind Energy, Inc.		$399,035
	Invesco Stable Value Trust		2,029,990
	Janus Balanced Fund Class A		61,266
	JP Morgan Mid-Cap Valuation A		570,497
	Federated Total Return Bond Fund A		1,453,325
	Wells Fargo Small Company		373,977
	American Euro Pacific Growth Fund		1,224,687
	Prudential Jennison Mid-Cap Growth Fund		331,476
	Eaton Vance Atlanta Capital SMD		346,100
	American Century Government Bond Fund		1,335,910
	Invesco Equity and Income Fund Class A		419,567
	Wells Fargo Adv Premier Large Company Growth Class A		683,264
	Calvert Global Alternative		42,120
*	Blackrock Equity Dividend Fund Class A		857,236
	Franklin Mutual Global Discovery		274,901
	Oppenheimer Developing Markets Fund		180,521
	Templeton Global Bond Fund Class A		131,253
	Sentinel Common Stock Fund		773,193
*	Loans to participants (3.25% to 8.25%)		373,952
	Total investments		$11,862,270

*Represents a party-in interest.
**Not applicable as the Plan is participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Broadwind Energy, Inc. Employees’ 401(k) Plan

By	/s/ Julie Nass
Julie Nass
Vice President, Corporate Human Resources and Plan Administrator

Dated: June 27, 2013